September 29, 2010

Mr. Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management Corporation
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, CA 94105


RE: Ironwood Multi-Strategy Fund LLC
333-169126; 811-22464
Ironwood Institutional Multi-Strategy Fund LLC
333-169122; 811-22463


Dear Mr. Gans:

We have reviewed the registration statements on Form N-2 for the Ironwood Multi-Strategy Fund LLC and the Ironwood Institutional Multi-Strategy Fund LLC, filed with the Securities and Exchange Commission on August 31, 2010. We have the following comments. Please note that each comment pertains to both registration statements, unless specified.

<u>**PROSPECTUS**</u>

<u>**Summary**</u>

1. Under the heading, "Use of Proceeds," the disclosure states that "[t]he Master Fund will commence investing the proceeds of the initial offering of Units in accordance with its investment objective and principal strategies as soon as possible upon receipt of initial subscriptions of at least the Initial Minimum Target." Please be more specific about the time it will take the Fund to be fully invested in accordance with its objective and policies. In addition, it is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds.

2. Under the heading, "Investment Objective and Strategies," the disclosure states that "[t]he Manager believes that market neutral and uncorrelated investment strategies offer potential for long-term investment success." Please discuss and/or define "market neutral" and "uncorrelated investment" strategies.

3. Under the heading, "Investment Objective and Strategies," the disclosure states that "the Manager expects to have the Master Fund invested in Underlying Funds that generally fall into the following five hedge fund sectors: relative value multi-strategy, event-driven multi-strategy, equity market neutral, distressed securities and credit opportunities." Please briefly discuss each of these hedge fund sectors.

4. Under the heading, "Fees and Expenses," the disclosure states that "[t]he Manager will have the authority to allocate any special expenses of the Feeder Fund and/or the Master Fund to some, but not all, Members." Please explain under what circumstances the Manager would allocate expenses to some but not all of the Fund's Members.

Summary of Fund Expenses

5. In the paragraph preceding the Fee Table, the disclosure states "the members of a fund of funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the Underlying Fund level. *These indirect items are not reflected in the following chart or the example below.*" (Emphasis added). Please remove the italicized sentence from the disclosure. The indirect expenses of the underlying funds are included in both the Fee Table and the expense example.

6. Footnote 5 to the Fee Table discusses the expense limitation agreement. However, the Fee Table does not include a line item for the expense waiver. Please verify that the expenses included in the Fee Table are the Fund's gross expenses and are not net of the fee waiver.

7. Please explain the calculation used to determine the numbers in the expense example. Using the numbers from the Fee Table, the expense example numbers do not appear to be accurate.

Certain Risk Factors

8. For risk factor "(5) Investment Strategies Generally", please define "relative value hedging or arbitrage."

The Manager

9. Included under this heading is a table containing the historical monthly returns of "the Ironwood composite." Please provide us with the legal analysis for including this information. In your response, please include the no-action letter you are relying on to include this performance information. In addition, please make the following changes:

a. Please change the heading of the table to one that clearly describes the source of the prior performance and that the performance is not that of the Fund.

b. Included in the note under the performance table is a discussion of the differences between the investments made by the accounts in the Ironwood composite and those that will be made by the Fund. Do these differences have a material effect on the disclosed performance? If so, please delete the entire prior performance presentation. If not, please state that the differences do not alter the conclusion that the Fund and the composite are substantially similar.

c. Please disclose that the performance includes all accounts that are substantially similar to the Fund.

d. Please disclose that the accounts in the composite are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, which may have adversely affected the performance result.

e. Please disclose whether you are using the composite accounts' actual fees and expenses to calculate performance or whether you have adjusted the performance numbers to reflect the Fund's fees and expenses. If you used the composite accounts' actual fees and expenses and they are lower than the Fund's, please state that the use of the Fund's expense structure would have lowered the performance results.

f. Please make prominent a statement that prior performance represents the historical performance for similarly managed accounts and is not the Fund's performance or indicative of the Fund's future performance.

g. If the standardized SEC method of performance calculation was not used to calculate the prior performance, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

h. The prior performance must present the average annual total return for the 1, 5, and 10 years of operation.

Expense Limitation Agreement

10. The disclosure states that "[t]he Manager expects to enter into the Expense Limitation Agreement with the Master Fund." Please verify whether or not the Expense Limitation Agreement has been signed. Please file the agreement with the Securities and Exchange Commission via EDGAR as an exhibit to the registration statement.

STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Policies

11. Pursuant to Item 17 of Form N-2, please disclose the Fund's fundamental policies with respect to (1) the issuance of senior securities; (2) the concentration of investments in a particular industry or groups of industries; (3) the purchase or sale of real estate and real estate mortgage loans; (4) the purchase or sale of commodities or commodity contracts including futures contracts; and (5) short sales, purchases on margin and the writing of put and call options.

Directors and Officers

12. Please include the information required by Item 18.5 of Form N-2.

Portfolio Managers

13. Please move the cross reference to the conflicts of interest to the paragraph under the heading "Portfolio Manager Conflicts of Interest." In addition, please include the information required by Item 21.3 of Form N-2, "Ownership of Securities."

Signatures

14. Please include a signature on behalf of the Ironwood Institutional Multi-Strategy Fund LLC.

GENERAL

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant